

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2023

Kanat Mynzhanov
Chief Executive Officer
Oxus Acquisition Corp.
300/26 Dostyk Avenue
Almaty, Kazakhstan 050020

> **Re: Oxus Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 13, 2023**
> **File No. 333-273967**

Dear Kanat Mynzhanov:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed November 13, 2023

Financial Statements, page F-1

1. Please update the financial statements of Oxus Acquisition Corp. and Borealis Foods, Inc. and Subsidiaries to comply with Article 8-08 of Regulation S-X.

Please contact Andi Carpenter at 202-551-3645 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Yuta N. Delarck